November 5, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:Matthew Derby

Re:OneSpan Inc.
Registration Statement on Form S-3
File No. 333-234406

Acceleration Request
Requested Date:November 7, 2019
Requested Time:4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OneSpan Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-234406) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Megan J. Baier at (212) 497-7736.

* * * *

Sincerely,

ONESPAN INC.

By:  /s/ Scott Clements

Scott Clements

President and Chief Executive Officer

cc:Mark S. Hoyt

Steven Worth

OneSpan Inc.

Rezwan D. Pavri, Esq.
Erik F. Franks, Esq.

Megan J. Baier

Wilson Sonsini Goodrich & Rosati, P.C.